Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

July 30, 2021

Fresenius Medical Care reports results in line with expectations for the second quarter and confirms 2021 outlook

-	As assumed, COVID-19 pandemic continued to impact organic growth in dialysis and downstream businesses
-	Patient excess mortality rates significantly reduced
-	Negative exchange rate effects continue
-	Earnings development impacted by phasing and strong prior-year base, as indicated
-	Financial targets for FY 2021 confirmed
-	FME25 program on track

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “The fact that we saw further easing in COVID-19-related excess mortality among our patients – both on a monthly basis and when looking at a rolling 12-month period – is for sure the good news we hoped for and expected to share today. We are cautious and continue to watch the Delta variant and the increasing macro-economic inflationary impacts.

COVID-19 continues to impact the number of treatments in our dialysis business, the development in our downstream businesses and the speed of closing acquisitions. As indicated in May, we saw the expected significant earnings decline in the second quarter. In addition to the current effects of the pandemic, this was due to the strong prior-year base and the reversal of the favorable phasing of costs we saw in the first quarter. Based on our defined assumptions and the business performance in the first half of the year, we confirm our outlook for the full year 2021.”

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Key figures (IFRS)

	Q2 2021 EUR m	Q2 2020 EUR m	Growth yoy	Growth yoy, cc	H1 2021 EUR m	H1 2020 EUR m	Growth yoy	Growth yoy, cc
Revenue	4,320	4,557	-5%	+2%	8,530	9,045	-6%	+2%
Operating income excl. special items[1]	424 430	656 656	-35% -34%	-30% -29%	898 907	1,211 1,211	-26% -25%	-20% -19%
Net income[2] excl. special items[1]	219 223	351 351	-38% -37%	-33% -31%	468 474	634 634	-26% -25%	-21% -20%
Basic EPS (EUR) excl. special items[1]	0.75 0.76	1.20 1.20	-38% -37%	-33% -31%	1.60 1.62	2.15 2.15	-26% -25%	-20% -19%

cc = at constant currency, EPS = earnings per share

COVID-19-related excess mortality declined, but continued to adversely affect the business

As expected, COVID-19 related incremental excess mortality among Fresenius Medical Care’s patients has further declined – from 3,100 patients in the first to approximately 1,500 in the second quarter. Thus, it amounted to approximately 11,200 patients in the past 12 months (as of June 30, 2021) and approximately 15,000 since the start of the pandemic. The decrease on a quarterly basis is also a result of continued progress made in patient vaccination, which has led to a further decline in global infection rates. At the end of the second quarter, approximately 71% of Fresenius Medical Care’s patients in the U.S. have received at least one dose, with a high proportion of them already fully vaccinated. On a global basis, also approximately 71% of Fresenius Medical Care’s patients have received at least one vaccination.

Fresenius Medical Care continues to monitor closely the recent COVID-19-related developments, in particular regarding the global spread of the Delta variant and any potential new waves.

As expected, COVID-19-related excess mortality of dialysis patients not only led to an underutilization of Fresenius Medical Care’s dialysis clinics, but also impacted downstream businesses in the first half of the year. Here, the U.S. Healthcare Products as well as the pharmacy business were affected by significantly lower than expected volumes.

The anticipated decline in incremental excess mortality has led to a smaller impact in Q2 than in Q1. The overall adverse COVID-19 impact from accumulated excess mortality on

[1]	Costs related to the FME25 program
[2]	Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

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organic growth in the Health Care Services business amounted to around 240 basis points in the second quarter and 290 basis points in the first half of 2021.

Outlook

Based on the results for the second quarter and first half, Fresenius Medical Care confirms its outlook for FY 2021 as outlined in February. The Company expects revenue to grow at a low- to mid-single digit percentage rate and net income to decline at a high-teens to mid-twenties percentage rate against the 2020 base.3 This outlook is based on the assumption of a return to normalized mortality rates in the second half of 2021.

To support its 2025 strategy, further strengthen profitability and compensate for the negative earnings effects of the COVID-19 pandemic, Fresenius Medical Care has initiated the FME25 program. The Company reconfirms its targets and is on track with its work regarding the operating model transformation and efficiency measures. Fresenius Medical Care will provide an update in the fall.

Driving sustainability efforts

Sustainability is an integral part of Fresenius Medical Care’s mission and vision and is reflected in the corporate strategy. The Company is committed to implementing global sustainability standards in its operations around the world. To this end, Fresenius Medical Care is further driving forward its Global Sustainability Program and ESG initiatives:

Fresenius Medical Care has recently joined econsense, a network of companies united in the goal of shaping the transformation to a sustainable economy and society. The dialogue and cross-industry exchange of practical expertise within econsense, which now counts 40 major companies as members, will further support Fresenius Medical Care’s sustainability management.

In July, Fresenius Medical Care has further underlined its commitment to create value in ecological, social and economic terms by signing its first sustainability-linked financing instrument. The Company’s new EUR 2 billion syndicated revolving credit facility includes a component that links its margin development to sustainability performance.

[3]	These targets are based on the 2020 results excluding the impairment of goodwill and trade names in the Latin America Segment of EUR 195 million. They are inclusive of anticipated COVID19 effects, in constant currency and exclude special items. Special items include costs related to FME25 and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

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Earnings impacted by COVID-19, negative exchange rate effects and a high prior-year base

Revenue in the second quarter decreased by 5% to EUR 4,320 million (+2% at constant currency, +1% organic).

Health Care Services revenue in the second quarter declined by 6% to EUR 3,400 million (+2% at constant currency, +1% organic). The increase in organic growth in the international regions was more than offset by negative exchange rate effects in all regions as well as by the adverse COVID-19 impact and a lower reimbursement for Calcimimetics in North America.

Health Care Products revenue decreased by 2% to EUR 920 million (+2% at constant currency, +1% organic). The positive organic growth development was mainly driven by higher sales of in-center disposables in EMEA and Asia-Pacific, machines for chronic treatment and renal pharmaceuticals. This positive development was offset mainly by negative exchange rate effects and lower sales of acute care products compared to a strong prior-year base.

In the first half, revenue declined by 6% to EUR 8,530 million (+2% at constant currency, +1% organic). Health Care Services revenue decreased by 7% to EUR 6,726 million (+1% at constant currency, +1% organic); Health Care products revenue declined by 2% to EUR 1,804 million (+3% at constant currency, +3% organic).

Operating income decreased by 35% to EUR 424 million in the second quarter (-30% at constant currency), resulting in a margin of 9.8% (Q2 2020: 14.4%). Operating income excluding special items declined by 34% to EUR 430 million (-29% at constant currency), resulting in a margin of 10.0%. The decrease was mainly due to the adverse impact of the COVID-19 pandemic, including a high prior-year base as a result of government relief funding, the expected phasing and increase in Sales, General and Administrative expense, negative exchange rate effects and higher direct costs. These effects were partially offset in particular by an improved Medicare Advantage payor mix in the U.S.

In the first half, operating income decreased by 26% to EUR 898 million (-20% at constant currency), resulting in a margin of 10.5% (H1 2020: 13.4%). Operating income excluding special items declined by 25% to EUR 907 million (-19% at constant currency), resulting in a margin of 10.6%.

Net income2 decreased by 38% to EUR 219 million in the second quarter (-33% at constant currency). Net income excluding special items declined by 37% to EUR 223 million (-31% at constant currency).

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In the first half, net income decreased by 26% to EUR 468 million (-21% at constant currency). Net income excluding special items declined by 25% to EUR 474 million (-20% at constant currency).

Basic earnings per share (EPS) decreased by 38% to EUR 0.75 (-33% at constant currency) in the second quarter. EPS excluding special items declined by 37% to EUR 0.76 (-31% at constant currency).

In the first half, EPS decreased by 26% to EUR 1.60 (-20% at constant currency). EPS excluding special items declined by 25% to EUR 1.62 (-19% at constant currency).

Cash flow development

In the second quarter, Fresenius Medical Care generated EUR 921 million of operating cash flow (Q2 2020: EUR 2,319 million), resulting in a margin of 21.3% (Q2 2020: 50.9%). The decline was mainly due to the U.S. federal government’s payments in the second quarter of 2020 under the CARES Act, the start of recoupment of these advanced payments in the second quarter of 2021 as well as the timing of certain other expense payments in 2021. In the first half, operating cash flow amounted to EUR 1,129 million (H1 2020: EUR 2,903 million), resulting in a margin of 13.2% (H1 2020: 32.1%).

Fresenius Medical Care generated EUR 720 million of free cash flow4 (Q2 2020: EUR 2,103 million) in the second quarter, resulting in a margin of 16.7% (Q2 2020: 46.1%). In the first half, Free cash flow amounted to EUR 749 million (H1 2020: EUR 2,407 million), resulting in a margin of 8.8% (H1 2020: 26.6%).

Regional developments

In North America, revenue decreased by 9% to EUR 2,953 million in the second quarter (stable at constant currency, -1% organic). Besides a sizable negative exchange rate effect, this was mainly due to the adverse COVID-19 impact on both the Health Care Services and Health Care Products businesses along with associated downstream effects and a lower reimbursement for Calcimimetics. In the first half, revenue decreased by 9% to EUR 5,852 million (stable at constant currency, -1% organic).

Operating income in North America decreased by 35% to EUR 398 million in the second quarter (-29% at constant currency), resulting in a margin of 13.5% (Q2 2020: 18.8%). The decline was mainly due to the adverse impact of COVID-19, including a high prior-year base mainly driven by government relief funding, negative exchange rate effects, increased

[4]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments and dividends

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direct costs and an unfavorable impact from Calcimimetics. This was partially offset by an improved Medicare Advantage payor mix. In the first half, operating income declined by 26% to EUR 796 million (-19% at constant currency), resulting in a margin of 13.6% (H1 2020: 16.7%).

Revenue in EMEA increased by 1% and amounted to EUR 693 million in the second quarter (+2% at constant currency, +2% organic). This was mainly driven by an increase in Health Care Product revenue due to higher sales of acute cardiopulmonary products, renal pharmaceuticals and machines for chronic treatment, partially offset by lower sales of products for acute treatments and negative exchange rate effects. In the first half, revenue was stable and amounted to EUR 1,362 million (+2% at constant currency, +2% organic).

Operating income in the EMEA region decreased by 5% to EUR 73 million in the second quarter (-5% at constant currency), resulting in a margin of 10.6% (Q2 2020: 11.3%). The decline was mainly driven by negative foreign currency transaction effects, higher costs of revenue as well as higher Sales, General and Administrative expense. This was partially offset by the lower prior year base due to an impairment recorded in 2020 for a license held by the joint venture with Vifor Pharma. In the first half, operating income decreased by 14% to EUR 153 million (-14% at constant currency), resulting in a margin of 11.2% (H1 2020: 13.1%).

In Asia-Pacific, revenue increased by 8% to EUR 486 million in the second quarter (+11% at constant currency, +10% organic). This was mainly driven by an increase in Health Care Services revenue, primarily due to a recovery in elective procedures, which was partially offset by exchange rate effects. In the first half, revenue grew by 7% to EUR 957 million (+11% at constant currency, +11% organic).

Operating income increased by 33% to EUR 84 million in the second quarter (+38% at constant currency), resulting in a margin of 17.3% (Q2 2020: 14.1%). The increase was mainly driven by favorable business growth and the above-mentioned recovery in elective procedures, partially offset by unfavorable foreign currency transaction effects. In the first half, operating income grew by 21% to EUR 170 million (+25% at constant currency), resulting in a margin of 17.7% (H1 2020: 15.7%).

Despite a very significant headwind from exchange rates and the adverse impact of COVID-19, Latin America revenue increased by 1% to EUR 171 million in the second quarter (+17% at constant currency, +14% organic). This was mainly driven by an increase in Health Care Services revenue. In the first half, revenue decreased by 2% to EUR 330 million (+17% at constant currency, +15% organic).

Operating income in Latin America decreased by 76% to EUR 3 million in the second quarter (-82% at constant currency), resulting in a margin of 1.5% (Q2: 2020: 6.4%). The decline was driven by increased bad debt expense in Colombia. In the first half,

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operating income declined by 48% to EUR 9 million (-49% at constant currency), resulting in a margin of 2.8% (H1 2020: 5.3%).

Patients, Clinics and Employees

As of June 30, 2021, Fresenius Medical Care treated 345,646 patients in 4,125 dialysis clinics worldwide. At the end of the second quarter, the Company had 123,538 employees (full-time equivalents) worldwide, compared to 124,736 employees as of June 30, 2020.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the second quarter and first half of 2021 on July 30, 2021 at 3:30 p.m. CEST / 9:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results of the second quarter and first half of 2021. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.7 million patients worldwide regularly undergo dialysis treatment. Through its network of more than 4,100 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 346,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to the COVID-19 pandemic results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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